FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2006

EXCEL MARITIME CARRIERS LTD.
(Translation of registrant's name into English)

67 Akti Miaouli
18537 Piraeus
Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release dated March 2, 2006 by Excel Maritime Carriers Ltd. (the "Company") announcing Fourth Quarter and Full Year 2005 Results Release Date, Conference Call and Webcast.

ADDITIONAL INFORMATION

None.

Contact:

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue – Suite 1536

New York, NY 10160, USA

Tel:  (212) 661-7566

Fax: (212) 661-7526

E-Mail: nbornozis@capitallink.com

www.capitallink.com

Company:

Christopher Georgakis

Chief Executive Officer

Excel Maritime Carriers Ltd.

17th Km National Road Athens-Lamia & Finikos Street,
145 64 Nea Kifisia
Athens, Greece.

Tel:  011-30-210-62-09-520

Fax: 011-30-210-62-09-528

E-Mail: info@excelmaritime.com

www.excelmaritime.com

Excel Maritime Carriers Announces

Fourth Quarter and Full Year 2005 Results

Release Date, Conference Call and Webcast

Earnings Release:

Monday, March 13, 2005, after 4:00 p.m. EST

Conference Call and Webcast:

Tuesday, March 14, 2005, at 10:00 a.m. EST

ATHENS, GREECE, March 2, 2006 – Excel Maritime Carriers (NYSE: EXM) announced today that it will release its fourth quarter and full year 2005 results for the period ended December 31, 2005 after the close of the market in New York on Monday, March 13, 2006.

The next day, Tuesday, March 14, 2006 at 10:00 a.m. EST, the company’s management will host a conference call to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1866-819-7111 (from the US), 0800-953-0329 (from the UK) or +44(0)1452-542-301 (from outside the US). Please quote “Excel Maritime”.

In case of any problem with the above numbers, please dial 1866-869-2352 (from the US),

0800-694-1449 (from the UK) or +44(0)1452-560-304 (from outside the US). Quote “Excel Maritime”.

A telephonic replay of the conference call will be available until March 21, 2006 by dialing

1866-247-4222  (from the US), 0800-953-1533  (from the UK) or +44 1452-550-000  (from outside the US). Access Code: 1838801#

Slides and audio webcast:

There will also be a live -and then archived- webcast of the conference call, through the internet through the Excel Maritime Carriers website (www.excelmaritime.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Excel Maritime Carriers Ltd

The Company is an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, such as iron ore, coal and grains, as well as bauxite, fertilizers and steel products. The company’s current fleet consists of 17 vessels (ten Panamax and seven Handymax vessels) with a total carrying capacity of 1,004,930 dwt. The Company was incorporated in 1988 and its common stock has been listed on the American Stock Exchange (AMEX) since 1998, trading under the symbol EXM. As of September 15, 2005 Excel Maritime is listed on the New York Stock Exchange (NYSE) trading under the symbol EXM. For more information about the company, please go to our corporate website www.excelmaritime.com

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCEL MARITIME CARRIERS LTD.
(registrant)

Dated:  March 3, 2006

By: /s/ Christopher J. Georgakis

----------------------------

Christopher J. Georgakis

President and Chief Executive Officer

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